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                          September 19, 2023

       Brian DelGhiaccio
       Executive Vice President, Chief Financial Officer
       Republic Services, Inc.
       18500 North Allied Way
       Phoenix, Arizona 85054

                                                        Re: Republic Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K filed July
31, 2023
                                                            File No. 001-14267

       Dear Brian DelGhiaccio:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reportable Segments, page 43

   1. We note you present segment measures of Gross Adjusted EBITDA and Net Adjusted
                                                        EBITDA. Considering
comment 2 below, please revise to disclose the single measure of segment profit or loss
for each reportable segment. Note that disclosure of additional segment performance
measures would be considered non-GAAP measures that are subject to the provisions of
Item 10(e) of Regulation S-K. Refer to questions 104.01 through
                                                        104.06 of the Non-GAAP
Financial Measures Compliance & Disclosure Interpretations
                                                        and revise to provide
the disclosures required by Item 10(e) of Regulation S-K, as necessary.
 Brian DelGhiaccio
FirstName LastNameBrian   DelGhiaccio
Republic Services, Inc.
Comapany 19,
September NameRepublic
              2023       Services, Inc.
September
Page 2    19, 2023 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 15. Segment Reporting, page 105

2. We note your presentation of Gross Adjusted EBITDA and Net Adjusted EBITDA on an
         individual segment basis and on a combined basis for Groups 1 and 2. We further note disclosure on page 106, regarding your calculation of EBITDA and Adjusted EBITDA,
         that this    presentation is consistent with how our chief operating
decision maker reviews
         results of operations to make resource allocation decisions.    Based
on this, it appears you
         are presenting multiple measures of profit or loss for each reportable segment. However, we note that FASB ASC 280-10-50-22 requires disclosure of a single measure for each reportable segment. Please revise to identify and disclose the single measure of segment profit or loss for each reportable segment that the chief operating decision maker uses for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to FASB ASC 280-10-50-28, which addresses scenarios where the chief operating decision maker uses more than one measure of a segment s profit or loss.
3. We further note the tables presented on page 106 calculating your EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin. However, we note that FASB
         ASC 280-10-50-30 requires reconciliation of the total of the reportable segments measures of profit or loss to consolidated income before income taxes and discontinued
         operations, or after those items if allocated to segments. Further to this, we note that additional reconciliations of non-GAAP measures on a consolidated basis may be considered non-GAAP measures. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K, which indicates that a registrant must not present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes. Please revise your disclosure accordingly.
Form 8-K filed July 31, 2023

Exhibit 99.1
Key Performance Metrics and Reconciliations of Certain Non-GAAP Measures, page
10

4. We note your reconciliation of adjusted EBITDA and adjusted EBITDA margin on page
         11 begins with the non-GAAP measures of EBITDA and EBITDA margin. Please revise your reconciliation to begin with the most directly comparable GAAP measure. Refer to
         Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure
         Interpretations regarding prominence.
 Brian DelGhiaccio
FirstName LastNameBrian   DelGhiaccio
Republic Services, Inc.
Comapany 19,
September NameRepublic
              2023       Services, Inc.
September
Page 3    19, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation